Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

April 26, 2024

Yong Kim

Jenifer Gallagher

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Draft Amendment No. 2 on Form 20-F
File No. 333-271547

Dear Ms. Kim and Ms. Gallagher:

In response to the comments set forth in your letter dated April 11, 2024, we are writing to supply additional information and to indicate the changes we have made in the concurrently EDGAR filed relevant portions of the draft Amendment No. 2 on Form 20-F (the “Amendment”). This correspondence also confirms the verbal extension with Staff for submission to April 26, 2024. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Form 20-F for the Fiscal Year ended June 30, 2023

Item 16C. Principal Accountant Fees and Services, page 101

1. We have read your response to prior comment 3, which includes various revisions to the amounts previously reported as audit and audit-related fees, and a description of the audit-related fees indicating these were paid to your auditors for reviews of your interim financial information and documents filed with the SEC. However, you have not provided an explanation for the numerical changes and the audit-related fees that you describe would ordinarily need to be reported in the category for audit fees.

We encourage you to read the guidance on categorization of fees that resides in the seventh and eight paragraphs of Section II.H of SEC Release 33-8183, issued January 28, 2003. The following is a brief summary of that guidance.

•	Audit Fees - fees for services normally provided in connection with statutory and regulatory filings or engagements, including services necessary to perform an audit or review in accordance with GAAS, and services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

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•	Audit Related Fees - fees for assurance and related services traditionally performed by the independent accountant, such as employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services not required by statue or regulation, and consultations on financial accounting and reporting standards.

Please revisit and revise your classification of fees consistent with the guidance above and provide us with a description of the composition of the audit fees, for each firm and period, as to the amounts pertaining to the annual audit, and separately for interim reviews, specifying the particular interim periods, and other services.

Given your disclosures indicating you paid Friedman $285,000 for audit and audit-related services pertaining to your 2022 fiscal year, and paid Friedman, Marcum Asia, and Enrome combined, $450,000 for similar work pertaining to your 2023 fiscal year, tell us how your rationale of being concerned about costs, for the decision to change auditors in the midst of the audit, reconciles with the approximate 58% increase in fees. If there were incremental reasons for your decision to change auditors in the midst of the audit, please include details of those circumstances along with your reply.

As you indicate the fees paid to Marcum Asia were contractual and based on the extent of audit progress until dismissal, please further clarify whether the fees for the audit planning and three weeks of field work were based on rates and hours, a percentage applied to a total contractual cost, or other factors. Tell us your expectation for the total cost of the Marcum Asia audit, had the firm not been dismissed, based on the engagement letter.

Response: We have revised the classification of our fees under Item 16C on Form 20-F in accordance with the guidance of Section II.H. set out in SEC Release 33-8183. We have revised all audit-related fees as audit fees and added fees charged for other reviews and related services that were not previously included in our disclosures. Enclosed is the relevant portion of our revised Item 16C. of the draft Amendment responsive to Staff’s comment herein for Staff’s review.

We provided you with a detailed description of the composition of the audit fees, for each firm and period as below:

Fiscal year 2022	Friedman	Marcum Asia	Subtotal	Enrome
Annual Audit Fees*	$219,600	$-	$219,600	$-
Interim Review Fees**	65,400	-	65,400	-
Other services and Fees***	10,000	-	10,000	-
Total	$295,000	$-	$295,000	$-

Fiscal year 2023	Friedman	Marcum Asia	Subtotal	Enrome
Annual Audit Fees*	$-	$200,100	$200,100	$171,000
Interim Review Fees**	-	66,950	66,950	-
Other services and Fees****	25,000	72,100	97,100	-
Total	$25,000	$339,150	$364,150	$171,000

* Includes annual audit service fee, firm’s administrative fee and out-of-pocket expenses.

** Includes interim review service fee and firm’s administrative fee.

*** Includes $10,000 for the issuance of the firm’s consent for our Registration Statement on Form F-3 during fiscal year 2022.

**** Includes $25,000 for the issuance of consent for our Registration Statement on Form F-3, $20,600 for the issuance of the firm’s consent for our Registration Statement on Form F-1, and $51,500 for the issuance of consent for our Registration Statement on Form 20-F.

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Following Friedman’s merger with Marcum Asia and starting February 2023, we observed increased fees relative to the annual audit, review of registration files and consent services. We also anticipated that related fees regarding Marcum Asia’s issuances of its consents would continue to increase in the future.

The actual amount billed by Marcum Asia for fiscal year 2023 is reflected in the above-referenced table which was derived from our engagement letter in accordance with their fee schedule and the additional fees charged by Marcum Asia for works relative to issuances of their consent as of the date of the issuance of our fiscal year ended 2023 financial statements and Annual Report on Form 20-F. Marcum Asia’s engagement letter states the fee schedule as follows, in relevant part: “With respect to the audit of financial statements, we require a retainer of $50,000. Our invoices for the balance of the audit fees will be rendered periodically as follows; $120,000 plus out-of-pocket expense will be due midway through the audit field work (among $60,000 would be due by July 31, 2023 and remaining $60,000 would be due by August 31, 2023) and the remaining balance $60,000 plus out-of-pocket expense are due upon the earlier of completion of our audit prior to the issuance of our report on September 30, 2023.” Based on the engagement letter and actual costs incurred from Marcum Asia, the Company was billed $123,300 for the audit of fiscal year 2023 which included three weeks of fieldwork by Marcum Asia staff before the dismissal, and $76,800 was billed to the Company following the dismissal for services rendered by Marcum Asia for service rendered during fiscal year 2023 audit period. Additionally, the Company was billed $51,500 for the issuance of consent by Marcum Asia as predecessor auditor for the Company’s Annual Report on Form 20-F for fiscal year 2023.

If Marcum Asia had not been dismissed, in accordance to the engagement letter, the Company would have had to pay another $60,000 plus out-of-pocket expenses for its annual audit service fees. Thus, if we had not terminated Marcum Asia, and based on the actual annual audit fees incurred during fiscal 2023, we would have been projected to pay $260,100 in audit fees for fiscal year 2023, or an increase of at least $40,500, or nearly 18%, compared to the fees incurred in fiscal year 2022.

The Company’s audit committee and the board of directors carefully deliberated and decided to terminate and replace Marcum Asia in line with management’s cost contaiment measures. The engagement letter between the Company and Enrome agreed to $170,000 for the fiscal year 2023 annual audit services plus $1,000 out-of-pocket expense, and $20,000 for the fiscal year 2024 interim review service. With Enrome, we effectively reduced our annual audit fees and interim review fees. In addition, we expect other services and fees to be reduced based on our frequent disclosure of service requirements. We expect to be able to contain our costs to within $250,000 per year. Accordingly, we determined that we will be able to achieve management’s identified cost containment measures long term despite the elevated costs we have endured during the transition between audit firms.

Item 19 Exhibits

Exhibit 15.1, page 106

2. We note that in response to prior comment 6 you provided draft consents from both Friedman and Enrome to be filed as exhibits to an amended Form 20-F. However, while the draft consent from Friedman appears to generally conform to your circumstances, the draft consent from Enrome states that the firm consents to the use of its audit report dated October 27, 2023 by incorporation by reference “in this Registration Statement on Form

20-F” and consents to be named as experts in the same Registration Statement.

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We understand that your intention is to update with more current financial information (using incorporation-by-reference) your previously filed Registration Statement on Form F-1 (File No. 333-271547), rather than a registration statement on Form 20-F, to include the consolidated financial statements that will be filed in your Amendment No. 2 to Form 20-F for the fiscal year ended June 30, 2023, accompanied by the October 27, 2023 audit report from Enrome (and the October 28, 2022 audit report from Friedman).

Please coordinate with Enrome to obtain a consent that is consistent with the requirements of your registration statement on Form F-1, and with regard to the firms audit opinion that will be included in Amendment No. 2 to your Form 20-F, which you will be filing soon.

Response: We enclose for Staff’s review Enrome’s proposed consent which is consistent with the requirements of our registration statement on Form F-1, and with regard to the firm’s audit opinion which is included in the Amendment.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

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ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year 2022. Effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through February 1, 2023.

On February 1, 2023, the Audit Committee of the Company approved the engagement of Marcum Asia to serve as the independent registered public accounting firm for fiscal year 2023. On August 22, 2023, Marcum Asia has been dismissed by the Audit Committee of the Company before completing the audit of fiscal year 2023.

On August 22, 2023, the Audit Committee of the Company approved the engagement of Enrome LLP to serve as the independent registered public accounting firm of the Company.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal year ended June 30, 2022, Friedman LLP’s audit fees were $219,600.

During fiscal year ended June 30, 2023, Friedman LLP’s audit fees were $25,000, and Marcum Asia CPAs LLP’s audit fees were $339,150. Friedman LLP’s audit fees consisted of service to perform and issuance of consent. Marcum Asia CPAs LLP’s audit fees consisted of completed planning work and three weeks of field work, services to perform midterm review and consents and assistance with and review of documents filed with the SEC and related fees. Our decision to dismiss the Marcum Asia CPAs LLP was primarily due to concerns about cost controls. The fees paid by the Company to Marcum Asia CPAs LLP were based on the contractually agreed fees for the audit progress until the Company’s dismissal. Enrome LLP’s audit fees were $171,000.

Audit-Related Fees

The Company has not incurred any audit-related fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for audit-related services in fiscal years 2022 and 2023.

Tax Fees

The Company has not incurred any tax fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP for tax services in fiscal years 2023 and 2022.

All Other Fees

The Company has not incurred any other fees from Friedman LLP, Marcum Asia CPAs LLP and Enrome LLP other fees in fiscal years 2023 and 2022.

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-1 (File No. 333-271547) of our report dated October 27, 2023 with respect to our audits of the consolidated financial statements of Recon Technology, Ltd and its subsidiaries as of June 30, 2023 and for the year ended June 30, 2023, which is included in the Annual Report on Amendment No. 2 to Form 20-F, filed with the Securities and Exchange Commission.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Enrome LLP

Singapore

April **, 2024